Form X-17A-5 Filer Information	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
FORM X-17A-5	ANNUAL AUDITED REPORT Form X-17A-5 Part III	OMB Number: 3235-0123 Estimated average burden hours per response: 12.00

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

X-17A-5: Filer Information

Filer CIK	0000881810
Filer CCC	p2*fdiwu
Is this a LIVE or TEST Filing?	⦿ LIVE ◯ TEST
Would you like a Return Copy?	☑
Is this an electronic copy of an official filing submitted in paper format?	☐
Confirming Copy File Number	

Submission Contact Information

Name	James Rybakoff
Phone	2125839800
E-Mail Address	jamesr@akinbay.com

Notification Information

Notify via Filing Website only?	☑
Notification E-mail Address	jamesr@akinbay.com

X-17A-5: Submission Information

Report for the Period Beginning	01-01-2020
and Ending	12-31-2020
Type of Registrant	☑ Broker-dealer
	☐ OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses?	◯ Yes ⦿ No

X-17A-5: A. Registrant Identification

Name of Broker-dealer	AKIN BAY COMPANY LLC

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	780 THIRD AVENUE
City	NEW YORK
State/Country	NEW YORK
Mailing Zip/ Portal Code	10017

Name and Telephone Number of Person to Contact in Regard to this Report

Name	james rybakoff
Telephone Number	2125839800

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - if individual, state last, first, and middle name	BK Accountants CPAs, PLLC
Address 1	48-19 43rd Ave
City	Sunnyside
State/Country	NEW YORK
Mailing Zip/ Postal Code	11104
Check One	⦿ Certified Public Accountant ○ Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, *James Rybakoff*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *AKIN BAY COMPANY LLC*, as of *03-16-2021*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature	james rybakoff 
Title	President & CEO

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized.	☑

STATE OF NEW YORK
COUNTY OF NEW YORK

ON THIS __16TH__ DAY OF __MARCH__ , 20 _21_
BEFORE ME PERSONALLY CAME

JAMES RYBAKOFF

TO ME KNOWN TO BE THE INDIVIDUAL(S) DESCRIBED IN AND WHO EXECUTED THE FOREGOING INSTRUMENT, AND ACKNOWLEDGED THAT HE/SHE/THEY EXECUTED THE SAME.

Notary Public



ADAM TOBEL
NOTARY
NO. 01TO6406654
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
04-06-2024
PUBLIC
STATE OF NEW YORK